Exhibit 99.1

For Immediate Release

Company name: Sankyo Company, Limited

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4501, First Section, Tokyo Stock Exchange)

Please address inquiries to Katsuyuki Yogosawa, Director,

Corporate Communications Department

Telephone: +81-3-5255-7034

Transfers of Representative Directors

Tokyo, August 31, 2005 –Sankyo Company, Limited has announced its decision, made at the Board of Directors meeting on August 31, 2005, to carry out the following transfers of its representative directors.

As explained before, Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd., will, on September 28, 2005, establish and newly list the joint holding company, Daiichi Sankyo Company, Limited under which both companies will become its wholly owned subsidiaries, and in line with this, we will be delisting on September 21, 2005.

Our current President and Representative Director, Takashi Shoda, will take on the management of the new Daiichi Sankyo Group as the Representative Director, President and CEO of Daiichi Sankyo Company, Limited work toward the full business integration on and around April 2007, and strive to maximize the corporate value of the Daiichi Sankyo Group. Mr. Yasuhiro Ikegami will take over the position of President and Representative Director of Sankyo Company, Limited.

1. Transfers:

	New Position	Current Position
Yasuhiro Ikegami	President and	Executive Vice-President and
	Representative Director	Representative Director

Takashi Shoda	Member of the Board	President and Representative Director

2. Transfer Date:

September 28, 2005

Brief background histories of the two above corporate officers are provided in a separate attachment.

(Attachment)

Yasuhiro Ikegami, New President and Representative Director

Born on December 24, 1939 in Shizuoka Prefecture. 65 years old.

March 1962	Graduated from Waseda University School of Commerce
April 1962	Entered Sankyo Company, Limited
June 2001	Became Member of the Board, General Manager of the Pharmaceutical Division
June 2002	Became Executive Managing Director
June 2003	Became Executive Vice-President and Representative Director (current position)
September 2005	Will become a Member of the Board of Daiichi Sankyo Company, Limited

Takashi Shoda, Current President

Born on June 21, 1948 in Ishikawa Prefecture. 57 years old.

March 1972	Graduated from the Tokyo University Faculty of Pharmaceutical Sciences, Department of Medicinal Chemistry
April 1972	Entered Sankyo Company, Limited
June 1999	Became General Manager of the International Pharmaceutical Division
June 2001	Became a Member of the Board
June 2002	Became Managing Director
June 2003	Became President and Representative Director (current position)
September 2005	Will become Representative Director, President and CEO of Daiichi Sankyo Company, Limited